Filed by Ashanti Goldfields Company Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212
*SEE IMPORTANT NOTES AT THE END OF THIS RELEASE

P    R    E    S    S        R    E    L    E    A    S    E

FOR IMMEDIATE RELEASE

      16 May 2003

STATEMENT REGARDING SHARE PRICE MOVEMENT
The board of Ashanti Goldfields Company Limited ("Ashanti") notes the recent movement in its share price. It confirms that the boards of Ashanti and AngloGold Limited ("AngloGold") are in discussions regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares or global depositary securities. These discussions may or may not lead to a proposal being made for the entire issued share capital of Ashanti.

The boards of the two companies have initiated discussions with certain stakeholders and a further announcement will be made in due course. However, there can be no assurance that agreement will be reached. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities until a further announcement is made.

End

For further information contact:

Ashanti Goldfields Company Limited

Srinivasan Venkatakrishnan, Chief Financial Officer                                Tel:       +233 21 778 171

Ernest Abankroh, Company Secretary                                                     Tel:       +233 21 774 977

Mark Arnesen, MD -- International Treasury                                            Tel:       +44 207 256 9938

North American Contact:
Allan Jordan -- Golin Harris                                                                      Tel:       +1 212 697 9191

CIBC World Markets Plc
Andy Quinn, Managing Director                                                               Tel:       +44 20 7234 6400

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In the event a transaction is entered into, AngloGold Limited will file important documents with the U.S. Securities and Exchange Commission ("SEC"). In the event a transaction is entered into, investors and security holders are urged to carefully read all documents filed with the SEC, because these documents will contain important information. Investors and security holders may obtain a free copy of any such documents at the SEC's web site at www.sec.gov. or by directing a request to: Ashanti Goldfields Company Limited, Gold House, Patrice Lumumba Road, PO Box 2665, Accra, Ghana, Attention: Ernest Abankroh, Company Secretary, telephone +233 21 774 977, fax: +233 21 778 155.

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20- F/A for the year ended 31 December 2001, filed with the Commission on 27 January 2003.

Ashanti does not undertake any obligation to update publicly or release any revisions to publicly update any forward- looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

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